AP 3/28

BB 3/11


12012557

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8-66607

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oberon Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1412 Broadway - 23rd Floor
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines & Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue - 9th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Chj 3/21

OATH OR AFFIRMATION

I, Elad Epstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oberon Securities LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE A. SCHMIDT
Notary Public, State of New York
No. 02SC6002216
Qualified in New York County
Commission Expires Feb. 2, 20 11

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Oberon Securities, LLC

Address: 1412 Broadway
23rd Floor
New York, NY 10018

Telephone: 212.386.7080

SEC Registration Number: 8-66607

NASD Registration Number: 132598

(ii) Accounting Firm

Name: Raines and Fischer LLP

Address: 555 Fifth Ave - 9th Floor
New York, NY 10017

Telephone: (212) 953-9200

Accountant's State Registration Number: 77-24631

(iii) Audit date covered by the Agreement: December 31, 2011

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2011 *

(x) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: ____________________

Name: Elad Epstein
(By Firm's FINOP or President)

Title: Managing Director Date: 10/25/11

ANNUAL AUDIT REPORT
SECURITIES AND EXCHANGE COMMISSION
450 5TH STREET, NW
WASHINGTON, DC 20549
(202) 942-8088

SECURITIES AND EXCHANGE COMMISSION
(Regional Office serving your District)
NASD
Financial Operations
Attn: Eleanor M. Sabalbaro
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

NOTE: The report is due 60 calendar days after the annual audit date. Two copies must be filed with the SEC in Washington, one copy with the SEC Regional office, one copy to NASD in Maryland, and the firm may forward a copy to the NASD office in (your District). Also, copies should be sent to all other selfregulatory organizations of which the broker-dealer is a member.
REF: SEC RULE 17a-5

OBERON SECURITIES, LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

OBERON SECURITIES, LLC

CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



INDEPENDENT AUDITOR'S REPORT

To the Member of
Oberon Securities, LLC

We have audited the accompanying statement of financial condition of Oberon Securities, LLC as of December 31, 2011, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oberon Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
February 22, 2012

OBERON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	352,496
Securities, at fair value		23,872
Accounts receivable, net of allowance for doubtful accounts of $234,282		335,679
Prepaid expenses and other current assets		47,617
Loans to employees		2,500
Property and equipment, at cost, net of accumulated depreciation of $21,689		4,562
TOTAL ASSETS	$	766,726

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	39,635

COMMITMENTS

Member's Equity		727,091
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	766,726

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES	
Income from fees	$ 2,208,738
Realized gain on sale of securities	30,872
Unrealized gain on investments	23,872
Total Revenues	2,263,482
EXPENSES	
Commissions	748,205
Communications and information	101,401
Consulting	203,360
Employee compensation and benefits	116,353
Occupancy and equipment costs	135,051
Professional fees	65,651
Printing and reproduction	15,639
Regulatory fees and expenses	16,042
Bad debt expense	19,477
Travel and entertainment	54,145
Office expenses	35,737
Total Expenses	1,511,061
Net Income	$ 752,421

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Member's Equity - December 31, 2010	$ 632,670
Net income	752,421
Member's contributions	0
Distributions to member	(658,000)
Member's Equity - December 31, 2011	$ 727,091

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

Balance at December 31, 2010	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2011	$ -0-

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 752,421
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	7,401
Change in Assets and Liabilities:	
Decrease in accounts receivable	161,211
Increase in prepaid expenses and other assets	(34,519)
Decrease in accounts payable and accrued expenses	(153,960)
NET CASH PROVIDED BY OPERATING ACTIVITIES	732,554
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in securities	(21,474)
NET CASH USED IN INVESTING ACTIVITIES	(21,474)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(658,000)
NET CASH USED IN FINANCING ACTIVITIES	(658,000)
NET INCREASE IN CASH	53,080
CASH AND CASH EQUIVALENTS DECEMBER 31, 2010	299,416
CASH AND CASH EQUIVALENTS DECEMBER 31, 2011	$ 352,496

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:

Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
Notes to Financial Statements
December 31, 2011

(1) Organization and Operation

Oberon Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that a "Special Account for the Exclusive Benefit of Customers" is maintained. The Company was formed as a New York limited liability company.

(2) Summary of Significant Accounting Policies

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 2 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income. Maintenance and repair costs are expensed as incurred.

Accounts receivable and accrued revenue are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts, an assessment of the customer's ability to pay and the likelihood of collecting. The allowance for doubtful accounts was $234,282 at December 31, 2011.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company accounts for all of its financial instruments at fair value. The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Realized gains and losses are reflected in the statement of income as are unrealized gains and losses which represent the change in fair value during the reporting period.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

OBERON SECURITIES, LLC
Notes to Financial Statements
December 31, 2011

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2011, the Company had net capital of approximately $312,612 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by maintaining all customer funds in a "Special Account".

(5) Lease Commitments

The Company sub-leases office space in New York City from an affiliated company under a two year agreement that is set to terminate on March 30, 2012.

(6) Furniture and Equipment

The classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 8,500	$ 7,645	$ 855
Equipment	17,751	14,044	3,707
	$26,251	$21,689	$4,562

Depreciation expense for the year ended December 31, 2011 was $7,401 and is included in occupancy and equipment costs.

(7) Income Taxes

Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed individually on the Company's earnings.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2008, 2009, and 2010 tax returns are currently open for examination.

(8) Related Party Transactions

An affiliated company has agreed, pursuant to a Services Agreement, to make available to the Company certain facilities and provide for performance of certain services.

(9) Cash

The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in these accounts. At December 31, 2011, the Company's uninsured cash balances total $69,295.

(10) Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 22, 2012, the date which the financial statements were available to be issued.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2011

OBERON SECURITIES, LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2011

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 727,091
Add:		
Other deductions or allowable credits		0
Total capital and allowable subordinated liabilities		727,091
Deductions and/or charges		
Non-allowable assets:		
Securities not readily marketable	$ 23,872	
Accounts receivable	335,679	
Prepaid expenses and other current assets	47,617	
Loans to employees	2,500	
Net furniture and equipment	4,562	414,230
Net capital before haircuts on securities positions		312,861
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		249
Net capital		$ 312,612

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 2,792
Total aggregate indebtedness	$ 2,792

The preceding notes are an integral part of this supplemental information.

OBERON SECURITIES, LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2011

SCHEDULE I (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	310,623
Add: Money market funds incorrectly classified as non allowable assets		1,989
Net capital per audited report	$	312,612

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	186
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	307,612
Excess net capital at 1000%	$	312,333
Ratio: Aggregate indebtedness to net capital		1%

The preceding notes are an integral part of this supplemental information.

OBERON SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2011

SCHEDULE II

Oberon Securities, LLC does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

The preceding notes are an integral part of this supplemental information.

OBERON SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2011

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



To the Member of
Oberon Securities, LLC

In planning and performing our audit of the financial statements of Oberon Securities, LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 22, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and do not modify our opinion dated February 22, 2012 on such financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 22, 2012

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Oberon Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Oberon Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journals noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7), noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 22, 2012

OBERON SECURITIES, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS -
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Income from fees, net	$ 2,189,261
Realized gains on sale of securities	30,871
Unrealized gain on investments	23,872
Total revenues (FOCUS Line 12/Part IIA Line 9)	2,244,004
SIPC net operating revenues	$ 2,244,004
SIPC general assessment at .0025	$ 5,610
Less: Payments	5,610
Assessment balance due	$ -